SHAREHOLDER MEETING

The Board of Trustees of Northern Lights Fund
Trust II (the "Trust") held a Special Meeting of the Shareholders of the Al Frank Dividend
Value Fund (the "Fund"), a series of the Trust, on April 20, 2017, for the purpose of approving an Agreement and Plan of Reorganization.

At the close of business February 14, 2017, the record date for the Special Meeting of Shareholders, there were outstanding
1,161,471.473 shares of beneficial interest of the Fund. Accordingly, shares represented in person and by proxy at the Special Meeting equaled 52.99% of the outstanding shares of the Fund. Therefore, a quorum was present for the Fund.

With respect to approval of a proposed
amended and restated Investment Advisory
Agreement the following votes were cast:

For Approval:  562,498 shares voted
Against Approval:  1,984 shares voted
Abstained:  51,027 shares voted